November 8, 2007

Securities and Exchange Commission

Division of Corporation Finance

Judicial Plaza

450 Fifth Street, NW

Re:	Capitol Acquisition Corp.
Registration Statement on Form S-1
File No. 333-144834

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Capitol Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 8, 2007 at 1:30 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 18, 2007

(ii)	Dates of distribution: October 18, 2007–November 6, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: 8,000 approximately

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Brian Korn

Name:	Brian Korn
Title:	Senior Vice President and Counsel